UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.  3 )*
                                             ----

                      Planet Hollywood International, Inc.
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                                (Name of Issuer)

                 Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   0007270251
           ----------------------------------------------------------
                                 (CUSIP Number)
                         Alphonso A. Christian, II, Esq.
                             Hogan & Hartson L.L.P.
                           555 Thirteenth Street, N.W.
                             Washington, D.C. 20004
                                 (202) 637-5696
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                December 28, 1999
           ----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13(d)-1(f) or 240.13d-1(g), check
the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


-------------------------------------------------------               --------------------------------------------------------------
CUSIP No.  0007270251                                                 Page _______ of ________ Pages
-------------------------------------------------------               --------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud

------------------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                  (a) [ ]
                                                                                                                             (b) [X]


------------------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          PF

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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                                                                     |_|

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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Kingdom of Saudi Arabia
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                             7      SOLE VOTING POWER
                                    1,687,000
         NUMBER OF           -------------------------------------------------------------------------------------------------------
          SHARES             8      SHARED VOTING POWER
       BENEFICIALLY                 None
         OWNED BY            -------------------------------------------------------------------------------------------------------
           EACH              9      SOLE DISPOSITIVE POWER
         REPORTING                  1,687,000
          PERSON             -------------------------------------------------------------------------------------------------------
           WITH              10     SHARED DISPOSITIVE POWER

                                    None
------------------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,687,000
------------------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

------------------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.68%
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14        TYPE OF REPORTING PERSON*

          IN
------------------------------------------------------------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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


                                  SCHEDULE 13D

-------------------------------------------------------                   ----------------------------------------------------------
CUSIP No.  0007270251                                                     Page _______ of ________ Pages
-------------------------------------------------------                   ----------------------------------------------------------
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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Kingdom Planet Hollywood, Ltd.
------------------------------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                                  (a) [ ]
                                                                                                                             (b) [X]

------------------------------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS*

          WC
------------------------------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                                                                     [ ]
------------------------------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands
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                             7      SOLE VOTING POWER
                                    1,687,000
         NUMBER OF           -------------------------------------------------------------------------------------------------------
          SHARES             8      SHARED VOTING POWER
       BENEFICIALLY                 None
         OWNED BY            -------------------------------------------------------------------------------------------------------
           EACH              9      SOLE DISPOSITIVE POWER
         REPORTING                  1,687,000
          PERSON             -------------------------------------------------------------------------------------------------------
           WITH              10     SHARED DISPOSITIVE POWER
                                    None
------------------------------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,687,000
------------------------------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

------------------------------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.68%
------------------------------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          CO
------------------------------------------------------------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


         This Amendment No. 3 amends the Schedule 13D filed on September 3, 1999, as amended on December 7, 1999 and December 21, 1999, by His Royal Highness Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud ("HRH") and Kingdom Planet Hollywood, Ltd. ("KPH") relating to the Class A common stock, par value $.01 per share (the "Class A Common Stock") of Planet Hollywood International, Inc. (the "Company"). Capitalized terms used herein without definition have the meaning set forth in the prior Schedule 13D report.

Item 4.  Purpose of Transaction

         Item 4 is supplemented as follows:

         As previously disclosed, HRH and KPH acquired the Class A Common Stock for investment purposes and that depending upon market conditions and other factors, in the future HRH and KPH may, among other things, dispose of all or a portion of the Class A Common Stock. HRH and KPH have determined to sell, from time to time and depending upon market conditions, a substantial portion of the shares of Class A Common Stock currently beneficially owned. The exact number of shares to be sold will depend upon a number of factors, including market conditions.

Item 5.  Interest in Securities of the Issuer

         Item 5 is hereby amended as follows:

         Since the filing of Amendment No. 2 to the Schedule 13D report, HRH and KPH have sold in the over the counter market an aggregate of 8,480,000 shares of Class A Common Stock for an aggregate sales price of $893,411.00 in the following transactions:

                              [TABLE ON NEXT PAGE]


                 --------------------------------------------------------------------------------
                 Trade Date           Number of Shares             Price           Sales Proceeds

                 --------------------------------------------------------------------------------
                 23-Dec-99                     315,000            0.0815               $25,672.50
                 --------------------------------------------------------------------------------
                 27-Dec-99                     665,000            0.0829                55,128.50
                 --------------------------------------------------------------------------------
                 28-Dec-99                     375,000            0.0750                28,125.00
                 --------------------------------------------------------------------------------
                 06-Jan-00                      50,000            0.0700                 3,500.00
                 --------------------------------------------------------------------------------
                 07-Jan-00                     250,000            0.0700                17,500.00
                 --------------------------------------------------------------------------------
                 10-Jan-00                   1,325,000            0.0762               100,965.00
                 --------------------------------------------------------------------------------
                 11-Jan-00                   3,100,000            0.1264               391,840.00
                 --------------------------------------------------------------------------------
                 12-Jan-00                     900,000            0.1132               101,880.00
                 --------------------------------------------------------------------------------
                 13-Jan-00                   1,000,000            0.1144               114,400.00
                 --------------------------------------------------------------------------------
                 14-Jan-00                     500,000            0.1068                54,400.00
                 --------------------------------------------------------------------------------
                                             8,480,000                                $893,411.00
                 --------------------------------------------------------------------------------


         As a result of these sales, as of January 14, 2000, HRH and KPH beneficially own an aggregate of 1,687,000 shares of Class A Common Stock which represents approximately 1.68% of the Company's Class A Common Stock outstanding as reported in the Company's Form 10-Q for the fiscal quarter ended September 26, 1999. As a result of these sales, HRH and KPH beneficially own less than 5% of the Company's Class A Common Stock. Accordingly, HRH and KPH are no longer obligated to file reports on Schedule 13D.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule 13D is true, complete and correct.

January 17, 2000   /s/ H.R.H. Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud
----------------   ----------------------------------------------------------
       Date                       H.R.H. Prince Alwaleed Bin Talal
                                        Bin Abdulaziz Al Saud

                                    KINGDOM PLANET HOLLYWOOD, LTD.

January 17, 2000   By:/s/ H.R.H. Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud
----------------      ----------------------------------------------------------
      Date                Name:     H.R.H. Prince Alwaleed Bin Talal
                                    Bin Abdulaziz Al Saud
                          Title:    President